SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	September	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	BLACKBERRY REPORTS SECOND QUARTER FISCAL 2014 RESULTS

DOCUMENT 1

NEWS RELEASE

September 27, 2013

FOR IMMEDIATE RELEASE

BLACKBERRY REPORTS SECOND QUARTER FISCAL 2014 RESULTS

Waterloo, ON – BlackBerry (Nasdaq: BBRY; TSX: BB), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 31, 2013 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q2 Highlights:

•	Revenue for the second quarter of approximately $1.6 billion; company recognizes revenue on approximately 3.7 million smartphones in the second quarter
•
GAAP loss from continuing operations of $965 million, or $1.84 per share diluted; includes a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million and pre-tax restructuring charges of approximately $72 million

•	Adjusted loss from continuing operations of $248 million, or $0.47 per share diluted; adjusted gross margin of $570 million, or 36%
•	Company sees increasing penetration of BlackBerry Enterprise Service 10 (BES 10) with more than 25,000 commercial and test servers installed to date, up from 19,000 in July 2013
•	Cash and investments balance of $2.6 billion

Q2 Results

Revenue for the second quarter of fiscal 2014 was approximately $1.6 billion, down 49% from $3.1 billion in the previous quarter and down 45% from $2.9 billion in the same quarter of fiscal 2013. The revenue breakdown for the quarter was approximately 49% for hardware, 46% for service and 5% for software and other revenue. During the second quarter the company recognized hardware revenue on approximately 3.7 million BlackBerry smartphones. Most of the units recognized are BlackBerry 7 devices, in part because certain BlackBerry 10 devices that were shipped in the second quarter of fiscal 2014 will not be recognized until those devices are sold through to end customers. During the quarter, approximately 5.9 million BlackBerry smartphones were sold through to end customers, which included shipments made prior to the second quarter and which reduced the Company’s inventory in the channel.

The GAAP loss from continuing operations for the quarter was $965 million, or $1.84 per share diluted, including a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million (the “Z10 Inventory Charge”), and pre-tax restructuring charges of approximately $72 million related to the Cost Optimization and Resource Efficiency (“CORE”) program.

This is compared with a GAAP loss from continuing operations of $84 million, or $0.16 per share diluted in the prior quarter and GAAP loss from continuing operations of $229 million, or $0.44 per share diluted, in the same quarter last year.

The adjusted loss from continuing operations for the second quarter was $248 million, or $0.47 per share diluted. The adjusted loss from continuing operations and adjusted diluted loss per share exclude the impact of the Z10 Inventory Charge of approximately $934 million ($666 million after tax) and pre-tax restructuring charges of approximately $72 million ($51 million after tax) related to the CORE program incurred in the second quarter of fiscal 2014. These impacts on GAAP loss from continuing operations and diluted loss per share from continuing operations are summarized in the table below.

The total of cash, cash equivalents, short-term and long-term investments was $2.6 billion as of August 31, 2013, compared to $3.1 billion at the end of the previous quarter. Cash flow used in operations in the second quarter was approximately $136 million. Uses of cash included intangible asset additions of approximately $268 million and capital expenditures of approximately $112 million.

“We are very disappointed with our operational and financial results this quarter and have announced a series of major changes to address the competitive hardware environment and our cost structure,” said Thorsten Heins, President and CEO of BlackBerry. “While our company goes through the necessary changes to create the best business model for our hardware business, we continue to see confidence from our customers through the increasing penetration of BES 10, where we now have more than 25,000 commercial and test servers installed to date, up from 19,000 in July 2013. We understand how some of the activities we are going through create uncertainty, but we remain a financially strong company with $2.6 billion in cash and no debt. We are focused on our targeted markets, and are committed to completing our transition quickly in order to establish a more focused and efficient company.”

Reconciliation of GAAP gross margin, gross margin percentage, loss from continuing operations before income taxes, loss from continuing operations and diluted loss per share from continuing operations to adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before income taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	Gross Margin(1) (before taxes)	Gross Margin %(1) (before taxes)	Loss from continuing operations before income taxes	Loss from Continuing Operations	Diluted loss per share from continuing operations
As reported	$(374)	(24%)	$(1,438)	$(965)	$(1.84)
Adjustments:
CORE charges (2)	10	1%	72	51	0.10
Z10 inventory provision (3)	934	59%	934	666	1.27
Adjusted	$570	36%	$(432)	$(248)	$(0.47)

____________

Note: Adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before tax, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the second quarter of fiscal 2014, the Company reported a GAAP gross margin of ($374) million or (24%) of revenue. Excluding the impact the Z10 Inventory Charge and CORE charges included in cost of sales, the adjusted gross margin was $570 million, or 36%.

(2)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. During the second quarter of fiscal 2014, the Company incurred approximately $72 million in total pre-tax charges related to the CORE program. Substantially all of the pre-tax charges are related to one-time employee termination benefits and facilities costs. During the second quarter of fiscal 2014, charges of approximately $10 million were included in cost of sales, charges of approximately $8 million were included in research and development and charges of approximately $54 million were included in selling, marketing, and administration expenses.

(3)
During the second quarter of fiscal 2014, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million, $666 million after tax, which is primarily attributable to BlackBerry Z10 devices.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	August 31, 2013		June 1, 2013		March 2, 2013		December 1, 2012		September 1, 2012
North America	$414	26.3%	$761	24.8%	$587	21.9%	$647	23.7%	$868	30.3%
Europe, Middle East and Africa	686	43.6%	1,343	43.7%	1,227	45.8%	1,160	42.5%	1,087	38.0%
Latin America	196	12.5%	449	14.6%	479	17.9%	535	19.6%	520	18.2%
Asia Pacific	277	17.6%	518	16.9%	385	14.4%	385	14.1%	386	13.5%
Total	$1,573	100.0%	$3,071	100.0%	$2,678	100.0%	$2,727	100.0%	$2,861	100.0%

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The terms and phrases “expects”, “believe”, “focused”, “getting”, “opportunities”, “we are seeing”, “continuing”, “drive”, “improve”, “should”, “will”, “increasing”, “anticipated”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of BlackBerry’s  Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s  MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 31, 2013	June 1, 2013	September 1, 2012	August 31, 2013	September 1, 2012

Revenue	$1,573	$3,071	$2,861	$4,644	$5,669
Cost of sales	1,947	2,029	2,117	3,976	4,139
Gross margin	(374)	1,042	744	668	1,530

Gross margin %	(23.8%)	33.9%	26.0%	14.4%	27.0%

Operating expenses
Research and development	360	358	366	718	733
Selling, marketing and administration	527	673	556	1,200	1,103
Amortization	171	180	180	351	352
Impairment of goodwill	-	-	-	-	335
	1,058	1,211	1,102	2,269	2,523

Operating loss	(1,432)	(169)	(358)	(1,601)	(993)

Investment income (loss), net	(6)	5	-	(1)	3

Loss from continuing operations before income taxes	(1,438)	(164)	(358)	(1,602)	(990)

Recovery of income taxes	(473)	(80)	(129)	(553)	(251)

Loss from continuing operations	(965)	(84)	(229)	$(1,049)	$(739)

Loss from discontinued operations, net of tax	-	-	(6)	-	$(14)

Net loss	$(965)	$(84)	$(235)	$(1,049)	$(753)

Loss per share
Basic and diluted loss per share from continuing operations	$(1.84)	$(0.16)	$(0.44)	$(2.00)	$(1.41)
Basic and diluted loss per share from discontinued operations	-	-	(0.01)	-	(0.03)
Total basic and diluted loss per share	$(1.84)	$(0.16)	$(0.45)	$(2.00)	$(1.44)

Weighted-average number of common shares outstanding (000’s)
Basic	524,481	524,160	524,160	524,320	524,160
Diluted	524,481	524,160	524,160	524,320	524,160

Total common shares outstanding (000's)	524,639	524,160	524,160	524,639	524,160

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Balance Sheets

As at	August 31, 2013	March 2, 2013

Assets
Current
Cash and cash equivalents	$1,181	$1,549
Short-term investments	1,163	1,105
Accounts receivable, net	1,743	2,353
Other receivables	223	272
Inventories	941	603
Income taxes receivable	462	597
Other current assets	696	469
Deferred income tax asset	128	139
Assets held for sale	122	145
	6,659	7,232
		-
Long-term investments	225	221
Property, plant and equipment, net	2,119	2,264
Intangible assets, net	3,505	3,448
	$12,508	$13,165

Liabilities
Current
Accounts payable	$1,130	$1,064
Accrued liabilities	1,909	1,842
Deferred revenue	834	542
	3,873	3,448
		-
Deferred income tax liability	202	245
Income taxes payable	9	12
	4,084	3,705
Shareholders’ Equity
Capital stock and additional paid-in capital	2,451	2,431
Treasury stock	(234)	(234)
Retained earnings	6,218	7,267
Accumulated other comprehensive income	(11)	(4)
	8,424	9,460
	$12,508	$13,165

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Cash Flows

	August 31, 2013	September 1, 2012

Cash flows from operating activities
Loss from continuing operations	$(1,049)	$(739)
Loss from discontinued operations	-	(14)
Net loss	(1,049)	(753)

Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	756	1,001
Deferred income taxes	(32)	10
Income taxes payable	(3)	6
Stock-based compensation	38	42
Impairment of goodwill	-	335
Other	39	11
Net changes in working capital items	737	483
Net cash provided by operating activities	486	1,135

Cash flows from investing activities
Acquisition of long-term investments	(220)	(161)
Proceeds on sale or maturity of long-term investments	180	85
Acquisition of property, plant and equipment	(195)	(240)
Acquisition of intangible assets	(603)	(537)
Business acquisitions, net of cash acquired	(7)	(105)
Acquisition of short-term investments	(917)	(397)
Proceeds on sale or maturity of short-term investments	930	204
Net cash used in investing activities	(832)	(1,151)

Cash flows from financing activities
Tax deficiencies related to stock-based compensation	(2)	(5)
Purchase of treasury stock	(16)	-
Net cash used in financing activities	(18)	(5)

Effect of foreign exchange gain (loss) on cash and cash equivalents	(4)	5

Net decrease in cash and cash equivalents for the period	(368)	(16)
Cash and cash equivalents, beginning of period	1,549	1,527
Cash and cash equivalents, end of period	$1,181	$1,511

As at	August 31, 2013	June 1, 2013

Cash and cash equivalents	$1,181	$1,591
Short-term investments	1,163	1,233
Long-term investments	225	247
	$2,569	$3,071

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)

Date:	September 27, 2013	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Financial Officer